DATED 3 JANUARY 2018

INTEGRATED MEDIA TECHNOLOGY LIMITED
(the "Grantor") **(1)**

- and -

E-TECH ELECTRONICS LIMITED **(2)**
(the "Grantee")

PUT OPTION DEED

relating to the shares of

MARVEL DIGITAL LIMITED

OR THE LISTING VEHICLE

E1700982

CONTENTS

PUT OPTION DEED

THIS DEED is made the 3rd day of January 2018

BETWEEN:

(1) **INTEGRATED MEDIA TECHNOLOGY LIMITED,** a public company incorporated in the Australia the shares of which are listed on Australian Securities Exchange (stock code: ITL) and NASDAQ (stock code: IMTE), whose registered office is at Level 7, 420 King William Street, Adelaide SA 5000, Australia and principal office in Hong Kong is situate at 7/F, Siu On Centre, 188 Lockhart Road, Wanchai, Hong Kong (the "**Grantor**"); and

(2) **E-TECH ELECTRONICS LIMITED (亞歷電子有限公司)**, a company incorporated in Hong Kong with limited liability, whose registered office is at Unit D, 3/F., Unison Industrial Centre, 27-31 Au Pui Wan Street, Fotan, Shatin, New Territories, Hong Kong (the "**Grantee**").

WHEREAS:

(A) **MARVEL DIGITAL LIMITED (萬維數碼有限公司)** (the "**Company**") is a company incorporated under the laws of Hong Kong with its registered office at 7th Floor, Siu On Centre, 188 Lockhart Road, Wanchai, Hong Kong and is a subsidiary of the Grantor as at the date of this Deed.

(B) By a subscription agreement for the convertible bonds of the Company ("**Subscription Agreement**", which expression shall include the same as originally executed or as it may from time to time be supplemented or amended) bearing even date herewith and made between the Company and the Grantee, the Grantee has agreed to subscribe for or procure to subscribe for the Convertible Bonds (as defined in the Subscription Agreement and which expression shall be adopted in this Deed) subject to and upon the terms and conditions mentioned therein.

(C) The Grantor has agreed to grant the Put Option(s) (as defined below) to the Grantee and upon exercise of the Put Option(s) in full, the Grantee can require the Grantor to buy all of the Option Shares from it subject to the terms set out in this Deed.

IT IS HEREBY AGREED:

1. **INTERPRETATION**

1.1 In this Deed and the Schedule and Recitals unless the context otherwise requires:

"Business Day"	means a day on which banks in Hong Kong are open for business, excluding Saturdays and Sundays;
"Completion"	means completion of the sale and purchase of the Option Shares pursuant to this Deed;
"Consideration"	means the consideration payable by the Grantor to a Grantee for the purchase of all of the Option Share(s) upon exercise of the Put Option;
"Convertible Bonds"	means the ten (10) per cent coupon convertible bonds due on the date falling twenty-four (24) months from the date of issue of the convertible bonds (which may be extended for further twelve (12) months subject to the mutual agreement of extension period and interest between the Company and the holder of the Convertible Bonds) in the aggregate principal amount of HK$23,000,000 to be issued by the Company to the Grantee on the terms and conditions set out in the Instrument;
"Conversion Date"	has the meaning ascribed to it in the Instrument;

"Conversion Share(s)"	means the Share(s) to be issued pursuant to the conditions of the Instrument, upon exercise of the conversion rights under the Convertible Bonds;
"GEM"	means Growth Enterprise Market of the Stock Exchange
"Hong Kong"	means Hong Kong Special Administrative Region of the People's Republic of China;
"Instrument"	means the instrument executed or to be executed by the Company constituting the Convertible Bonds;
"Listco Share(s)"	means the ordinary share(s) in the capital of the Listing Vehicle;
"Listing Vehicle"	means the holding company of the Company after the Reorganisation (as defined in the Subscription Agreement), which will apply for the Qualified IPO;
"Main Board"	means the Main Board operated by the Stock Exchange
"Option Share(s)"	means either i) the 75,000 Conversion Share(s) issued to the Grantee by the Company pursuant to the Convertible Bonds and the Instrument; or ii) on or after the completion of the share swap referred to in condition 5(F) of the Instrument, the Listco Share(s) issued to the Grantee by the Listing Vehicle, and all other (if any) shares therein resulting from any subdivision, consolidation or re-classification of such shares in the Company or the Listing Vehicle (as the case may be);
"Put Option Exercise Period"	means the period of 7 days commencing from the day immediately after the Qualified IPO Long Stop Date;
"Put Option Exercise Price"	means HK$23,000,000 for the entire Option Shares under this Deed, which shall be equal to the redemption price of the aggregate principal amount of the Convertible Bonds;
"Put Option(s)"	has the meaning given in Clause 2.1;
"Put Option Notice"	has the meaning given in Clause 3.3;
"Qualified IPO"	means a firm commitment, fully underwritten initial public offering of the Listco Shares on the Main Board, the GEM or any other recognised stock exchange;
"Qualified IPO Long Stop Date"	means the date falling two years from the Conversion Date or such other date as agreed by the Grantor and the Grantee in writing;
"Share(s)"	means the ordinary share(s) in the capital of the Company;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited; and
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong.

1.2 Interpretation: In this Deed, including its recitals and schedules, unless otherwise defined or unless the context or subject matter otherwise requires, any reference to parties to this Deed shall include their respective permitted assignees and successors; any reference to Recitals, Clauses or the Schedule(s) is a reference to the recitals and clauses of, and the schedule(s) to, this Deed; any reference to a statutory provision shall include a reference to that provision as amended or re-enacted from time to time; headings are inserted for convenience only and shall be ignored in construing this Deed; the singular includes the plural and vice versa, words importing gender or the neuter include both genders and the neuter; any reference to this Deed or any other agreement or document shall be construed as a reference to this Deed or, as the case may be, such other agreement or document as it may have been, or may be, amended,

varied, novated or supplemented.

2. **GRANT OF PUT OPTION**

2.1 The Grantor hereby irrevocably grants to the Grantee an option (the "**Put Option(s)**") and, upon exercise of the Put Options by the Grantee, the Grantee can require the Grantor to purchase all Option Shares from that Grantee at any time during the Put Option Exercise Period and the Grantor shall purchase all the Option Shares as set out in the Put Option Notice from that Grantee on the terms and conditions set out in this Deed.

2.2 In consideration of the grant of the Put Option(s), the Grantee shall pay to the Grantor, on exchange of this Deed, a sum of HK$1.00 and the receipt of which is acknowledged.

2.3 For the avoidance of doubt, the Put Option granted under this Deed shall lapse upon the earliest of (i) the date on which the dealings in the Listco Shares on the Main Board, GEM or other recognised stock exchange first commence; (ii) the date of exercise of the Put Option by the Grantee; or (iii) the expiration of the relevant Put Option Exercise Period (as the case may be).

3. **EXERCISE OF PUT OPTION**

3.1 The exercise of the Put Option is conditional upon (i) the Grantee has exercised the conversion rights under the Convertible Bonds in full and the Grantee is the registered legal and beneficial owner of all the Option Shares free from all charges, liens, equities and encumbrance; and (ii) on or before the Qualified IPO Long Stop Date, the listing of the Listco Shares on the Main Board, GEM or other recognised stock exchange does not take place.

3.2 The Put Option shall be exercisable by the Grantee once at any time during the Put Option Exercise Period, and if not so exercised, all of the Put Options will expire automatically at the end of the Put Option Exercise Period.

3.3 The Put Option shall be exercised by the Grantee serving on the Grantor written notice in the form set out in Schedule I (the "**Put Option Notice**").

3.4 The Put Option shall be exercised for all, but not some only, of the Option Shares by the Grantee, once at any time within the Put Option Exercise Period.

4. **TERMS OF SALE**

4.1 If the Put Option is exercised by a Grantee, the Grantor shall purchase (or procure such other person(s) to purchase) the number of Option Shares set out in the Put Option Notice and that Grantee shall sell the Option Shares at the Put Option Exercise Price per Option Share plus all declared or accrued but unpaid dividends and distributions on such Option Share, on and with effect from Completion, free from all charges, liens, equities, encumbrances, claims or restrictions whatsoever and together with all rights attaching or accruing to the Option Shares and all dividends and distributions declared, made or paid on the Option Shares on or after Completion.

4.2 The total Consideration for the purchase of all the Option Shares shall be HK$23,000,000.

4.3 If the Option Shares are consolidated and divided into shares of larger amount; or are subdivided into shares of smaller amount; or are exchanged or replaced (whether pursuant to a scheme of arrangement or in any other way) for other shares or other securities in the Company or another corporation; then the meaning of Option Shares shall include any such other shares, stock or other securities, and there shall be no change to the consideration payable in aggregate for the Option Shares and the consideration shall be prorated accordingly over the Option Shares.

4.4 Upon the Grantee issuing a Put Option Notice, the Grantor hereby undertakes to ensure that the Company passes resolutions and take any other necessary actions to approve the transfer by the Grantee to the Grantor of the Option Shares specified in the Put Option Notice.

4.5 The Grantee warrants that, upon issue of the Option Shares to the Grantee under the Convertible Bonds, the Grantee is the registered legal and beneficial owner of the Option Shares and it is not under any obligation, and shall not become subject to any obligation, to transfer or in any other way dispose of, nor has it created or allowed to be created any mortgage, charge,

pledge, lien, encumbrance or other third party interest of any nature over, the legal title to or any beneficial interest in any of the Option Shares, nor will it do so during the subsistence of this Deed.

5. **COMPLETION**

5.1 Completion of the sale and purchase of the Option Shares shall take place at 3:00 p.m. on the 5th Business Day following the day of service of the Put Option Notice by the Grantee onto the Grantor at the Hong Kong office of the Grantor or at such other place and time as may be agreed.

5.2 On Completion:

(a) the Grantee shall cause to be delivered to the Grantor a sold note and an instrument of transfer of the Option Shares duly executed by that Grantee or the registered holder of the Option Shares as the case may be in favour of the Grantor or as it directs, with the relative share certificate; and

(b) the Grantor shall cause to be delivered to that Grantee a banker's draft (same day funds) /cheque in favour of that Grantee drawn on a licensed bank in Hong Kong for the full amount of the Consideration for the Option Shares, after deducting an amount equal to the estimated amount of stamp duty payable on the sold note.

6. **FURTHER ASSURANCE**

6.1 At the Grantee's cost, the Grantee shall perform such acts and execute such documents as may be reasonably required after Completion by the Grantor for securing to or vesting in the Grantor the legal and beneficial ownership of the Option Shares according to this Deed.

7. **COSTS**

7.1 Subject to the following Clause, each party to this Deed shall bear its own costs, charges and expenses incurred in the preparation and Completion of this Deed (and the documents referred to in it).

7.2 Stamp duty payable in respect of the sale and purchase of the Option Shares shall be borne by the Grantor and that Grantee in equal shares except that the Grantor undertakes to submit the bought and sold notes relating to, and the instrument of transfer of, the Option Shares to the Collector of Stamp Revenue within the prescribed period, and the Grantor shall indemnify and keep indemnified that Grantee from and against all penalties, interest and all other liabilities and costs reasonably incurred by or claimed against that Grantee which relate to the late stamping of any such document.

8. **CONFIDENTIALITY AND ANNOUNCEMENTS**

8.1 No announcement or information concerning this Deed or any ancillary matter shall be made or released before or after Completion to any person by any of the parties without the prior written consent (not to be delayed or withheld unreasonably) of the other parties.

8.2 Nothing in this Deed shall restrict the making of any statement or disclosure that may be required by law or the requirements of any relevant stock exchange or regulatory body or for the purpose of or in relation to the Qualified IPO **PROVIDED THAT** the parties shall engage in such prior notice concerning any such statement or disclosure as shall be reasonable in the circumstances.

9. **GENERAL PROVISIONS**

9.1 Further Assurance: Each party agrees to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as may be necessary or reasonably desirable to implement and/or give effect to this Deed and the transactions contemplated by it.

9.2 Entire Agreement: This Deed (together with any document described in or expressed to be entered into in connection with this Deed) constitutes the entire agreement between the parties in relation to the transaction(s) referred to it or in them and supersedes any previous agreement

between the parties in relation to such transaction(s). It is agreed that no party has entered into this Deed in reliance upon any representation, warranty or undertaking of any other party which is not expressly set out or referred to in this Deed; and except for any breach of an express representation or warranty under this Deed, no party shall have any claim or remedy under this Deed in respect of misrepresentation or untrue statement made by any other party, whether negligent or otherwise, and whether made prior to or after this Deed, **PROVIDED THAT** this Clause shall not exclude liability for fraudulent misrepresentation.

9.3 Remedies Cumulative: Any right, power or remedy expressly conferred upon any party under this Deed shall be in addition to, not exclusive of, and without prejudice to all rights, powers and remedies which would, in the absence of express provision, be available to it; and may be exercised as often as such party considers appropriate.

9.4 Waivers: No failure, relaxation, forbearance, indulgence or delay of any party in exercising any right or remedy provided by law or under this Deed shall affect the ability of that party subsequently to exercise such right or remedy or to pursue any other rights or remedies, nor shall such failure or delay constitute a waiver or variation of that or any other right or remedy. No single or partial exercise of any such right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy.

9.5 Severability: The parties intend that the provisions of this Deed shall be enforced to the fullest extent permissible under the laws applied in each jurisdiction in which enforcement is sought. If any particular provision or part of this Deed shall be held to be invalid or unenforceable, then such provision shall (so far as invalid or unenforceable) be given no effect and shall be deemed not to be included in this Deed but without invalidating any of the remaining provisions of this Deed. The parties shall use all reasonable endeavours to replace the invalid or unenforceable provisions by a valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

9.6 Variation: No variation of any of the terms of this Deed (or of any document described in or expressed to be entered into in connection with this Deed) shall be effective unless such variation is made in writing and signed by or on behalf of each of the parties. The expression "Variation" shall include any variation, supplement, deletion or replacement however effected.

9.7 Assignment: This Deed shall be binding upon, and inure to the benefit of, the parties and their respective successors and permitted assigns. No party shall take any steps to assign, transfer, charge or otherwise deal with all or any of its rights and/or obligations under or pursuant to this Deed without the prior written consent of the other parties. In the absence of the prior written consent of the parties, this Deed shall not be capable of assignment.

9.8 Counterparts: This Deed may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. The exchange of copies of this Deed and of signature pages by facsimile transmission (whether directly from one facsimile device to another by means of a dial-up connection or whether mediated by the worldwide web), by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, shall constitute effective execution and delivery of this Deed as to the parties and may be used in lieu of the original Deed for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

9.9 Legal Relationship: The parties are independent principals and no party is nor shall it hold itself out as the agent or partner of another, and no party shall have any authority to bind or incur any liability on behalf of any other party.

9.10 Punctual Performance: Time shall be of the essence of this Deed.

9.11 Provisions to Survive Completion: All provisions of this Deed shall so far as they are capable of being performed or observed continue in full force and effect notwithstanding Completion except in respect of those matters already performed.

9.12 Third party rights: The terms of this Deed are intended solely for the benefit of the relevant parties to this Deed, and their respective successors or permitted assigns. No person other than

the parties to this Deed shall have any rights under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) to enforce or enjoy the benefits of any terms of this Deed.

10. NOTICES

10.1 Any notice to be given under this Deed shall be in English and made in writing and may be delivered personally or sent by prepaid letter (airmail if overseas) or facsimile transmission. A notice shall be sent to the addressee (marked for the attention of the appropriate person) at its address or facsimile number set out below or to such other address or facsimile number as may be notified by such addressee to the other party from time to time for the purposes of this Clause.

10.2 Notices shall be given as follows:

to the Grantor:

address:	7th Floor, Siu On Centre, 188 Lockhart Road, Wanchai, Hong Kong
facsimile:	+852 2511 0201
marked for the attention of:	The Board of Directors

to the Grantee:

address:	Unit D, 3/F., Unison Industrial Centre, 27-31 Au Pui Wan Street, Fotan, Shatin, New Territories, Hong Kong
facsimile:	+852 2607 0155
marked for the attention of:	The Board of Directors

10.3 A notice shall be deemed to have been served:

(a) if personally delivered, at the time of delivery;

(b) if posted, if to an addressee within the same country, three (3) working days (or if to an addressee in a different country, seven (7) working days, when it shall be sent airmail) after the envelope containing the notice was delivered into the custody of the postal authorities;

(c) if communicated by facsimile transmission, at the time of transmission;

10.4 **PROVIDED THAT** where, in the case of delivery by hand or transmission by facsimile, such delivery or transmission occurs after 4 p.m. (local time) on a working day or on a day which is not a working day in the place of receipt, service shall be deemed to occur at 9 a.m. (local time) on the next following working day in such place; and for this purpose, in this Clause "working day" means a day on which banks are open for business in the ordinary course, other than Saturdays and Sundays.

10.5 In proving service, it shall be sufficient to prove that personal delivery was made or that the envelope containing the notice was properly addressed and delivered into the custody of postal authorities authorised to accept the same, or if sent by facsimile, by receipt of automatic confirmation of transmission or answerback **PROVIDED THAT** a notice shall not be deemed to be served if communicated by facsimile transmission which is not legible in all material respects; such transmission shall be deemed to have been so legible if a request for retransmission is not made before the end of the next working day following the transmission.

11. GOVERNING LAW AND JURISDICTION, DISPUTE RESOLUTION

11.1 Governing Law: This Deed (together with all documents referred to in it) shall be governed by and construed and take effect in accordance with the laws of Hong Kong (which each of the parties considers to be suitable to govern the international commercial transactions contemplated by this Deed).

11.2 Jurisdiction: With respect to any question, dispute, suit, action or proceedings arising out of or in connection with this Deed (**"Proceedings"**), each party irrevocably:

(A) submits to the non-exclusive jurisdiction of the courts of Hong Kong; and

(B) waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over such party.

Nothing in this Deed precludes either party from bring proceedings in any other jurisdiction nor will the bringing of Proceedings in any one or more jurisdictions preclude the bringing of Proceedings in any other jurisdiction.

11.3 Waiver of Immunity: To the extent that, in the courts of any jurisdiction, any party may claim for itself or its revenues or assets (irrespective of their use or intended use) immunity on the grounds of sovereignty or other similar grounds from suit; jurisdiction of any court; relief by way of injunction, order for specific performance or for recovery of property; attachment (whether in aid of execution, before judgment or otherwise); execution or enforcement of any judgment or other legal process to which it or its revenues or assets might otherwise be entitled in any Proceedings (whether or not claimed), and to the extent that in any such jurisdiction there may be attributed to itself or its revenues or assets such immunity, that party irrevocably agrees not to claim such immunity and irrevocably waives such immunity to the full extent permitted by the laws of such jurisdiction.

SCHEDULE I

PUT OPTION NOTICE (CLAUSE 3.3)

To: **INTEGRATED MEDIA TECHNOLOGY LIMITED**

Take notice that **E-TECH ELECTRONICS LIMITED** (the "**Grantee**"), pursuant to its rights under a deed dated [insert date of the Put Option Deed] and made between us, hereby exercises the Put Option contained in that Deed in respect of [*] Option Shares.

Dated:

Signed by [the Grantee].

SCHEDULE II

INFORMATION ABOUT THE COMPANY

(as referred to in Recital (A))

Name:	Marvel Digital Limited
Date of Incorporation:	16 October 2009
Place of Incorporation:	Hong Kong
Registered Office:	7th Floor, Siu On Centre, 188 Lockhart Road, Wanchai, Hong Kong
Director(s):	LEE Ying Chiu, Herbert
Issued Share(s) (as of the date hereof):	300,000 shares

EXECUTION PAGE

IN WITNESS whereof, the parties hereof have duly executed this Deed the day and year first above written.

The Grantor

EXECUTED and DELIVERED as a DEED under the COMMON SEAL of **INTEGRATED MEDIA TECHNOLOGY LIMITED** and SIGNED by Lee Ying Chiu, Herbert 李應樵	))))))))))	*/S/ Lee Ying Chiu, Herbert*

in the presence of :-

The Grantee

EXECUTED and DELIVERED as a DEED under the COMMON SEAL of **E-TECH ELECTRONICS LIMITED** and SIGNED by Lee Yiu Chi 李耀智	))))))))))	*/S/ Lee Yiu Chi*

in the presence of :-